[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 20, 2006

VIA EDGAR TRANSMITTAL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NYMEX Holdings, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

At the request of NYMEX Holdings, Inc. (the “Company”), transmitted herewith for filing under the Securities Act of 1933, as amended, please find the Company’s Registration Statement on Form S-1 (the “Registration Statement”) for the shares of common stock to be issued pursuant to the agreement entered into on September 20, 2006 by and among the Company, the NYMEX Division, the COMEX Division, and the Governors Committee of the COMEX Division.

Please note that the amount of $32,959.00 has been sent by wire transfer to the Securities and Exchange Commission in payment of the applicable registration fee.

In the event that the Staff has any questions or comments with respect to the Registration Statement, please do not hesitate to contact Michael Zeidel at (212) 735-3259 or by telecopy at (917) 777-3259 or the undersigned at (212) 735-2318 or by telecopy at (917) 777-2318.

Very truly yours,

/s/ Joshua A. Ratner

Joshua A. Ratner

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